Exhibit A4

PRESS RELEASE

FOR IMMEDIATE RELEASE: Contran Corporation Three Lincoln Centre 5430 LBJ Freeway, Suite 1700 Dallas, Texas 75240-2697 (972) 233-1700	CONTACT: Bobby D. O’Brien Vice President and Chief Financial Officer (972) 233-1700

CONTRAN ANNOUNCES NEW EXPECTED COMPLETION DATE OF SHORT-FORM MERGER WITH RESPECT TO KEYSTONE CONSOLIDATED INDUSTRIES

Dallas, TX –July 11, 2013 -- Contran Corporation announced today that it now expects to complete the short-form merger of Keystone Consolidated Industries, Inc. (OTC Market OTQQB, Symbol: KYCN) with KYCN Acquisition Corporation, a wholly-owned subsidiary of Contran (“Merger Sub”), newly formed for the sole purpose of completing such merger, on July 22, 2013, or as soon as practical thereafter.   As previously reported, following the merger, Keystone, as the survivor, would become a wholly-owned subsidiary of Contran.  As a result of the merger, each share of common stock of Keystone not owned by Contran or Merger Sub immediately prior to completion of the merger will be automatically converted into the right to receive $9.00 per share in cash, without interest.  Instructions for surrendering stock certificates will be set forth in a Letter of Transmittal and accompanying Notice of Merger and Appraisal Rights and Surrender Form, which will be mailed to stockholders of record of Keystone as of 5:00 p.m. Eastern Time on July 22, 2013, which is the new expected effective date and time of the merger, within ten calendar days following the effective date of the merger.  Stockholders of Keystone, other than Contran and Merger Sub, will be paid for their shares of Keystone common stock held immediately prior to the effective date of the merger promptly after their completion of necessary applicable documentation, as outlined in the Letter of Transmittal and accompanying Notice of Merger and Appraisal Rights and Surrender Form.

Subject to compliance with the applicable provisions of the Delaware General Corporation Law (“DGCL”), stockholders of Keystone other than Contran and Merger Sub will have a statutory right to demand payment of the fair value of their shares of Keystone common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger.  This value may be equal to, more than or less than the $9.00 per share cash consideration.  Instructions regarding the procedures to seek such appraisal rights will be contained in the Notice of Merger and Appraisal Rights.  Stockholders of Keystone other than Contran and Merger Sub should carefully review the entire Notice of Merger and Appraisal Rights.

About Contran

Contran is primarily a holding company with operations conducted through wholly-owned and majority-owned subsidiaries, including Keystone and Valhi, Inc.  Valhi, a publicly traded company approximately 93% controlled by Contran, is also primarily a holding company with operations in chemicals (through Kronos Worldwide, Inc.), component products (through CompX International Inc.) and waste management industries (through Waste Control Specialists LLC).